UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53097

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M3 Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 South Wacker Drive, Suite 3100
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald E. Suter	312-499-8500	dsuter@m3cp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC
(Name – if individual, state last, first, and middle name)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald E. Suter_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __M3 Capital Partners LLC_____ , as of __December 31_____ , 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Partner


Notary Public

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES.04/17/22

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2021

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of directors and members

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of M3 Capital Partners LLC and its subsidiaries (the "Company") as of December 31, 2021, and the related consolidated statements of operations and comprehensive income, of changes in equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2022
We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2021

Assets

Cash and cash equivalents	$ 93,843,009
Accounts receivable	58,776,896
Investments, at fair value (cost of $50,099,480)	61,571,032
Fixed assets, net of accumulated depreciation	796,580
Operating lease right-of-use assets, net of accumulated depreciation	2,872,743
Prepaid assets	760,776
Other assets	1,875,239
Total assets	$ 220,496,275

Liabilities and Equity

Liabilities

Accrued compensation and other accrued expenses	$ 95,305,440
Deferred compensation payable	67,739,435
Operating lease liabilities	3,082,352
Total liabilities	166,127,227

Equity

Members' capital	55,703,675
Accumulated other comprehensive loss	(1,366,959)
Total members' equity	54,336,716
Noncontrolling interest in subsidiaries	32,332
Total equity	54,369,048
Total liabilities and equity	$ 220,496,275

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2021

Revenues	
Financial advisory fees	$ 64,862,606
Management fees	18,359,534
Incentive fees	9,946,011
Reimbursement income	33,343,284
Realized gain on sale of subsidiaries	50,920,983
Distributions from investments	7,656,295
Realized and unrealized depreciation on investments	7,128,769
Other income	2,372,162
Total revenues	194,589,644
Expenses	
Payroll and related costs	98,061,408
Deferred compensation	22,372,529
Professional fees	6,989,781
Occupancy costs	2,177,809
Travel and entertainment	952,539
Marketing and presentation costs	272,481
Office expenses	1,112,492
Insurance expense	443,041
Recruitment	427,314
Depreciation	510,385
Industry databases and publications	674,237
Regulatory fees and expenses	138,252
Other expenses	27,746,077
Total operating expenses	161,878,345
Net income before income taxes	32,711,299
Income taxes	(2,363,821)
Net income	30,347,478
Net loss attributable to noncontrolling interests in subsidiaries	52,489
Net income attributable to members	30,399,967
Other comprehensive income	
Foreign currency translation adjustments	(680,195)
Comprehensive gain	$ 29,719,772

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
Year Ended December 31, 2021

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
Balance at December 31, 2020	$ 39,934,426	$ (686,764)	$ 576,016	$ 39,823,678
Net income (loss)	30,399,967	-	(52,489)	30,347,478
Distributions	(13,152,622)	-	(243,914)	(13,396,536)
Capital contributions	1,295	-	40,209	41,504
Returns of capital	(5,950)	-	(177,421)	(183,371)
Redemptions	(1,469,991)	-	(38,795)	(1,508,786)
Transfer from noncontrolling interest	(3,450)	-	-	(3,450)
Foreign currency translation adjustments	-	(680,195)	(71,274)	(751,469)
Balance at December 31, 2021	$ 55,703,675	$ (1,366,959)	$ 32,332	$ 54,369,048

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 30,347,478
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	510,385
Realized loss on disposal of fixed assets	1,229
Realized and unrealized appreciation on investments	(7,128,769)
Gain on sale of subsidiaries	(50,920,983)
Changes in operating assets and liabilities:	
Increase in accounts receivable	(10,225,840)
Decrease in operating lease right of use assets	1,566,211
Increase in prepaid and other assets	(2,863,711)
Increase in accrued compensation and other accrued expenses	46,058,351
Increase in deferred compensation liability	13,630,148
Decrease in operating lease liabilities	(1,639,532)
Net cash flows provided by operating activities	19,334,967
Cash flows from investing activities	
Purchases of fixed assets	(160,181)
Sales of investments in real estate private equity funds	1,695,176
Purchases of investments in real estate private equity funds	(998,981)
Returns of capital from investments in real estate private equity funds	606,917
Notes issued to employees/members	(24,032)
Repayments of notes from employees/members	1,309,136
Proceeds from sale of subsidiaries, net of cash sold	25,748,832
Net cash flows provided by investing activities	28,176,867
Cash flows from financing activities	
Issuance of units	1,295
Returns of capital	(5,950)
Redemptions	(1,469,991)
Distributions	(13,152,622)
Transfer from noncontrolling interests in subsidiaries	(3,450)
Capital contributions by noncontrolling interests in subsidiaries	40,209
Returns of capital to noncontrolling interests in subsidiaries	(177,421)
Distributions to noncontrolling interests in subsidiaries	(243,914)
Redemptions of noncontrolling interests in subsidiaries	(38,795)
Net cash flows used in financing activities	(15,050,639)
Effect of exchange rate changes on cash balance	(476,282)
Net increase in cash and cash equivalents	31,984,913
Cash and cash equivalents	
Beginning of year	61,858,096
End of year	$ 93,843,009
Supplemental operating cash flow information	
Income taxes paid during the year, net of refunds	$ 1,571,942
Operating lease payments	$ 1,777,128
Supplemental disclosure of noncash activities	
Offset of receivables and payables	$ 3,013,324
Write off of depreciated fixed assets	$ 23,091
Investments in real estate private equity funds (refer to note 3)	$ 1,776,241
Non-cash deferred compensation (refer to note 3)	$ 1,776,241
Operating lease right of use assets obtained in exchange for lease obligations	$ 814,176

The accompanying notes are an integral part of these consolidated financial statements.

1.   General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a Delaware limited liability company registered as a broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong and a subsidiary in Beijing, China. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Flins Capital Partners GmbH ("FCP") was established in Munich as a subsidiary of M3 to provide sub-advisory services in managing real estate based private equity funds, and was sold during 2021 (refer to note 3). M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash and cash equivalents have no restrictions or credit issues. Money market funds are considered to be Level 1 securities.

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2021

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities, including reimbursable expenses. As of December 31, 2021, accounts receivable also includes sales proceeds to be collected in connection with the sale of certain subsidiaries (refer to note 3). Receivables are recorded when the related revenue is earned. The receivables are regularly reviewed in accordance with Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments, and if collectability issues arise, an allowance for doubtful accounts would be established. As of December 31, 2021, no allowance for doubtful accounts had been established.

Investments
The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with GAAP, investments are carried at estimated fair value as determined by the funds' managers, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. A portion of such investments was received in settlement of incentive fees earned by the Company, as described in note 3.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Liabilities
Expenses are accrued when they are reasonably estimable.

Leases
The Company accounts for leases under ASU No. 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize most leases on the statement of financial position and to disclose key information about leasing arrangements.

The Company is a lessee in several noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate is utilized, based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a fully collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, generally obtained from local financial institutions. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any

impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease costs associated with short-term leases are recognized on a straight-line basis over the lease term. Also, the Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Revenue Recognition
Revenue from contracts with customers includes financial advisory fees, management and incentive fees, and related income from the reimbursement of expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure commensurate with the satisfaction of the performance obligation by the Company under the relevant contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides financial advisory services. Financial advisory fees are recognized at the point in time that performance pursuant to the contractual arrangement is completed (the closing date of the transaction, or upon completion of certain tasks) or the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as liabilities.

The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing investment management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time, as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Incentive fees are payable to the Company as additional consideration for its investment management services. The Company receives fees that vary based on a managed fund achieving specified performance benchmarks or contractual hurdles over a contractual performance period. These fees are earned once returns have exceeded these specified performance measures. These incentive fees are considered variable consideration, as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence.

Incentive fees for managing real estate private equity funds are recognized once it is probable that a significant reversal will not occur. Estimates for incentive fees payable on an annual basis are recorded at year-end, as the uncertainty associated with this consideration is resolved upon receipt of payment. Incentive fees recognized during the year are primarily related to performance obligations that have been satisfied during the year. Estimates for non-annual incentive fees, which may be payable at certain future dates, are not recorded until they become payable, as there is significant uncertainty surrounding the expected fee amounts.

Distributions received from investments are recognized as income when earned and include both dividend income and realized gains.

Other income is comprised primarily of interest income and consulting services. Revenue for consulting services is recognized at the time the services are provided, in accordance with the related contracts.

Receivables from customers were approximately $57.7 million at December 31, 2021 and $29.2 million at December 31, 2020. Contract assets represent accrued revenues that have not yet been invoiced to customers, and were approximately $126,000 at December 31, 2021 and $51,000 at December 31, 2020. Contract liabilities represent payments received in advance of providing services under certain contracts and were approximately $25,000 at December 31, 2021 and $59,000 at December 31, 2020.

Reimbursement Income
Expenses which are reimbursed by customers are recorded as reimbursement income in the consolidated statement of operations and comprehensive income at the time the related revenues are recorded.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, Chinese yuan, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Related Party Transactions**

EIA
EIA manages a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2021, EIA earned approximately $8.7 million in management fees. In 2021, EIA also earned expense reimbursements of approximately $16.8 million, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2021, approximately $6.3 million due from the real estate private equity fund to EIA is included in accounts receivable on the consolidated statement of financial position.

FCP
FCP is a sub-advisor to real estate private equity funds, in which the Company is a minority investor through its subsidiary entities. In relation to this arrangement, in 2021, subsidiaries of M3 earned approximately $9.7 million in management fees, expense reimbursements of $387,714, and other income of $948,498 as a related party which are included in the consolidated statement of operations and comprehensive income.

On November 17, 2021, FCP and five Luxembourg subsidiaries of the Company were sold to an unrelated third party. The Company concluded the transaction constituted the sale of a "business" because the organized workforce in Germany was able to use its strategic management process to

produce outputs in the form of various revenue streams, which included sub-advisory and incentive fees earned from asset management services provided to the various fund investment structures advised by FCP. Upon sale, management evaluated whether it continued to control the business because the Company (through its subsidiaries) continues to provide managerial and operational services to FCP and the funds it advises (the "Atrium Funds") during a transitional period that is due to end in mid-2023. Management determined that it no longer had the ability to exercise control over the strategic operations that are central to the business and accordingly, the various entities sold are no longer accounted for as consolidated subsidiaries of M3. The Company also sold the majority of its investments in the Atrium Funds (at NAV), as well as the rights to various future incentive fees as part of the transaction.

The overall terms of the sales agreement include approximately 26.3 million Euros ($29.8 million) in cash paid upfront, and a minimum of approximately 20.3 million Euros ($23.0 million) to be paid in 2024. Additional amounts may be payable to M3 in 2024 based on certain earn-out and valuation provisions related to ongoing financial performance of the sold entities and related Atrium Funds. The Company has made an accounting policy election to account for the potential future contingent consideration when it is determined to be realizable. Based on the non-contingent elements of the arrangement, M3 has recognized a gain on sale of approximately $50.9 million in the consolidated statement of operations and comprehensive income, and approximately $20.0 million in accounts receivable (net of offsetting payable of approximately $3.0 million) on the consolidated statement of financial position.

The sales transaction triggered cash compensation payments of approximately $9.1 million in 2021 to certain management members/employees of the Company under contractual agreements. Additional deferred payments of approximately $5.5 million (net of offsetting receivable of approximately $3.0 million) are accrued in deferred compensation payable on the consolidated statement of financial position, and these deferred amounts may increase as the earn-out and valuation provisions become realizable.

As a result of the sales transaction, M3 distributed approximately $13.2 million of excess cash to its members during 2021.

M3
Included in accounts receivable on the consolidated statement of financial position is $897,297 of tax payments made on behalf of certain members.

Incentive Fees
The annual incentive fee payable in cash by one of the Atrium Funds managed by a subsidiary of the Company is based on the net distributable cashflow of the Atrium Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to investors in the Atrium Fund. No estimated incentive fee from the Atrium Fund was recognized by the Company during 2021.

An interim incentive fee payable by an Atrium Fund was received by a subsidiary of the Company during 2021. The total incentive fee of approximately 150,000 Euros (equivalent to approximately $178,000) was recognized by the Company during 2021 and is included in incentive fees in the consolidated statement of operations and comprehensive income. Of this amount, approximately $17,800 was earned and distributed to a noncontrolling investor.

The annual incentive fee payable by a fund (the "Evergreen Fund") managed by EIA is based on the operating-income distribution yield of the Evergreen Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Evergreen Fund's majority investor. Under the terms of the Evergreen Fund's LLC Agreement, incentive fees are paid

through the issuance of units in the Evergreen Fund ("Retained Units"). Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates.

Corresponding units which are indexed to the value of outstanding Retained Units (the "Tracking Units") entitle their holders to any corresponding income distributions which the Retained Units receive from the Evergreen Fund. Retained Units and Tracking Units were first issued in 2015 in connection with an incentive fee payout, and further issuances of both are expected as future incentive fees are paid by the Evergreen Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

In 2021, an annual incentive fee previously accrued by the Company of approximately $9.2 million was paid by the Evergreen Fund. The Company elected to receive payment through a combination of approximately $7.4 million of units redeemed at issuance for cash and $1.8 million of Retained Units. The Company elected to retain approximately $3.5 million of cash, and the balance of $5.7 million was distributed to members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining $3.9 million of cash and issuing approximately $1.8 million of Tracking Units.

An estimated incentive fee of $9.8 million from the Evergreen Fund was recognized by the Company during 2021 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2022, and may elect to receive either cash or units in the Evergreen Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the incentive fee received in 2021, as described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. **Strategic Agreement**

In January 2016, a strategic agreement (the "Agreement") was entered into between M3 HK Ltd. and an existing financial advisory client (the "Strategic Client") based in Singapore, for the provision of services by M3 HK Ltd. and its affiliates whereby the Strategic Client will exclusively engage M3 HK Ltd. and its affiliates for the provision of such financial advisory services. The Company, however, also continues to provide financial advisory services to other clients. The Company receives fees from the Strategic Client for the provision of its services under the Agreement which are comprised of annual fees and success fees. Additionally, in consideration of the Strategic Client engaging M3 HK Ltd. and its affiliates on an exclusive basis, the Company may pay an annual amount ("Annual Payment") to the Strategic Client, which is calculated based on the net profits of the financial advisory business of the Company.

Under the terms of the Agreement, the Company has accrued $25,945,042 as the Annual Payment due to the Strategic Client, which is included in accrued compensation and other accrued expenses

on the consolidated statement of financial position and in other expenses in the consolidated statement of operations and comprehensive income.

5.   **Compensation Plans**

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $511,352 during 2021, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

6.   **Fixed Assets**

Fixed assets consisted of the following as of December 31, 2021:

Computer equipment and software	$ 1,026,662
Office furniture and equipment	684,222
Leasehold improvements	1,687,990
Accumulated depreciation	(2,602,294)
Total fixed assets, net of accumulated depreciation	$ 796,580

7.   **Commitments and Contingencies**

The Company has obligations as a lessee for office space, vehicles, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. When the Company is reasonably certain to exercise renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Certain of the Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$1,712,484
Variable lease cost	338,017
Total lease cost	$2,050,501

Operating lease right-of-use assets of $2,872,743 and operating lease liabilities of $3,082,352 are reported on the consolidated statement of financial position as of December 31, 2021.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

Years ended December 31,		
2022	$	1,353,639
2023		978,561
2024		368,019
2025		339,421
2026		169,828
Thereafter		41,017
Total payments	$	3,250,485
Present value adjustment		(168,133)
Present value of net minimum lease payments	$	3,082,352

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2021, the weighted-average discount rate used to determine the lease liabilities was 3.49% and the weighted-average remaining lease term was 3.0 years.

The Company has made capital commitments of $12.38 million and 462,000 Euros (equivalent to $523,981 as of December 31, 2021) to related-party real estate private equity funds. As of December 31, 2021, $6,025,489 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position. During 2021, $998,981 was called and contributed to the funds, as reflected on the consolidated statement of cash flows.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

8. **Income Taxes**

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., FCP and other subsidiaries situated in Luxembourg were subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2021 statutory UK tax rate applicable to M3 Ltd. was 19%, while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 8.25% for the first HK$2 million of profits and 16.5% on the remaining profits. The 2021 Chinese statutory tax rate applicable to the Beijing subsidiary was 10%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to FCP was 32.975% and the Luxembourg statutory rate applicable to existing and former subsidiaries situated in Luxembourg was 24.94%.

Total income tax expense for the taxable subsidiaries of M3 was $2,363,821 for the year ended December 31, 2021. This is comprised of current income tax expense of $2,669,396 and deferred income tax benefit of $305,575. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2021, an accrual for income taxes of $1,185,379 and a deferred tax liability of $2,420 are included in other accrued expenses, an accrued refund of $89,008 is included in accounts receivable, and a deferred tax asset of $461,603 is reflected in other assets on the consolidated statement of financial position.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2021, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2015 forward (with limited exceptions).

9. Reserve Requirements and Net Capital Requirements

M3 is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act, which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2021, M3 had net capital of $6,260,068 which exceeded minimum required net capital by $4,423,526.

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$ 220,496,275	$ 137,650,105	$ 82,846,170
Total liabilities	166,127,227	137,701,571	28,425,656
Total equity	54,369,048	(51,466)	54,420,514

The Company's investments in and receivables from subsidiaries of $42,083,028 are not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2021, M3 LLP had capital resources of 3.978 million pounds sterling, which exceeded its capital resources requirement by 3.928 million pounds sterling (equivalent to $5.368 million and $5.301 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2021, M3 HK Ltd. had capital resources of 32.3 million Hong Kong dollars, which exceeded its capital resources requirement by 14.9 million Hong Kong dollars (equivalent to $4.1 million and $1.9 million U.S. dollars, respectively).

10.   **Fair Value Measurements**

Investments
The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' managers based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' managers, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2021, $61,571,032 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation
The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

11.   **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 28, 2022, which is the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the consolidated financial statements.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934
December 31, 2021   **Schedule I**

Net capital

Total equity	$ 54,369,048
Noncontrolling interests in subsidiaries	(32,332)
Subsidiary deficit from purchase of noncontrolling interests	83,798
Ownership equity not allowable	(1,295)
Investments in and receivables from subsidiaries	(42,083,028)
Other nonallowable assets	(5,590,215)
Net capital before haircut	6,745,976
Haircut on securities	(485,908)
Net capital	6,260,068

Aggregate indebtedness (AI)   27,548,109

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	(1,836,542)
Excess net capital	4,423,526

Excess net capital at 1,000% (net capital minus 10% of AI)	$ 7,418,140

Percentage of aggregate indebtedness to net capital	440.06%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on January 26, 2022 on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021   **Schedule II**

M3 does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. M3 limits its business activities exclusively to (1) placement agent in private securities offerings (effecting securities transactions via subscription); (2) non-exchange member arranging block trades in real estate based securities publicly traded on major stock exchanges; (3) financial advisory services to clients with respect to strategic business transactions (i.e., receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients); and (4) registered offerings only on a "best efforts" basis with respect to corporate debt and/or equity securities, and/or limited partnership interests (such transactions are effected via subscription), and M3 (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.



Report of Independent Registered Public Accounting Firm

To Board of directors and management of M3 Capital Partners LLC

We have reviewed M3 Capital Partners LLC's assertions, included in the accompanying M3 Capital Partners LLC Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) placement agent in private securities offerings (effecting securities transactions via subscription); (2) non-exchange member arranging block trades in real estate based securities publicly traded on major stock exchanges; (3) financial advisory services to clients with respect to strategic business transactions (i.e., receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients); and (4) registered offerings only on a "best efforts" basis with respect to corporate debt and/or equity securities, and/or limited partnership interests (such transactions are effected via subscription), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 28, 2022

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

M3 Capital Partners LLC Exemption Report

M3 Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) placement agent in private securities offerings (effecting securities transactions via subscription); (2) non-exchange member arranging block trades in real estate based securities publicly traded on major stock exchanges; (3) financial advisory services to clients with respect to strategic business transactions (i.e., receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients); and (4) registered offerings only on a "best efforts" basis with respect to corporate debt and/or equity securities, and/or limited partnership interests (such transactions are effected via subscription), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M3 Capital Partners LLC

I, <u>Don Suter</u>, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Don Suter,
Managing Partner, Chief Executive Officer

February 28, 2022



Report of Independent Accountants

To the Board of directors and management of M3 Capital Partners LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC (the "Company") for the year ended December 31, 2021. Management of M3 Capital Partners LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenue amount reported on line 9 of the Statement of Income (Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2021 to the Total revenue amount of $21,014,664 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   Compared the deduction on line 2c (8) for other revenue not related either directly or indirectly to the securities business, of $21,014,664 to the sum of the general ledger account numbers 64204201, 64204202, 64104300, 64104301, 64104302, 64108825, 66004400, 66004412, and 66004449 of M3 Capital Partners LLC that represented revenue related to unregistered investment contracts related to real estate partnerships, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2020 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and/or Management of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chicago, IL
February 28, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M3 Capital Partners LLC
150 S. Wacker Drive, Suite 3100
Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Liz Scheiderich 312-499-8534

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid ____________

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(150)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $0

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 22.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $21,014,664

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        All revenues relate to unregistered investment contracts related to real estate partnerships.   21,014,664

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   21,014,664

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 $0

        (to page 1, line 2.A.)